SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 10)*

Verso Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

92531L207

(CUSIP Number of Class of Securities)

Michael O’Donnell, Esq.

Atlas FRM LLC

100 Northfield Street

Greenwich, Connecticut 06830

Telephone: (203) 622-9138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Steven A. Seidman, Esq.

Mark A. Cognetti, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

September 20, 2021

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92531L207	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Lapetus Capital II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,568(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,568(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 149,568(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.51%(2)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 29,387,674 shares of Common Stock outstanding as of July 30, 2021, according to the Form 10-Q filed by the Issuer with the SEC on August 6, 2021.

SCHEDULE 13D

CUSIP No. 92531L207	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,568(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,568(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 149,568(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.51%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 29,387,674 shares of Common Stock outstanding as of July 30, 2021, according to the Form 10-Q filed by the Issuer with the SEC on August 6, 2021.

SCHEDULE 13D

CUSIP No. 92531L207	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital GP II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,568(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,568(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 149,568(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.51%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 29,387,674 shares of Common Stock outstanding as of July 30, 2021, according to the Form 10-Q filed by the Issuer with the SEC on August 6, 2021.

SCHEDULE 13D

CUSIP No. 92531L207	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,568(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,568(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 149,568(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.51%(2)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 29,387,674 shares of Common Stock outstanding as of July 30, 2021, according to the Form 10-Q filed by the Issuer with the SEC on August 6, 2021.

SCHEDULE 13D

CUSIP No. 92531L207	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Lapetus Capital III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,551,078 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,551,078 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,551,078 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.68%(2)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 29,387,674 shares of Common Stock outstanding as of July 30, 2021, according to the Form 10-Q filed by the Issuer with the SEC on August 6, 2021.

SCHEDULE 13D

CUSIP No. 92531L207	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,551,078 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,551,078 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,551,078 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.68%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 29,387,674 shares of Common Stock outstanding as of July 30, 2021, according to the Form 10-Q filed by the Issuer with the SEC on August 6, 2021.

SCHEDULE 13D

CUSIP No. 92531L207	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital GP III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,551,078 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,551,078 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,551,078 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.68%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 29,387,674 shares of Common Stock outstanding as of July 30, 2021, according to the Form 10-Q filed by the Issuer with the SEC on August 6, 2021.

SCHEDULE 13D

CUSIP No. 92531L207	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,551,078 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,551,078 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,551,078 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.68%(2)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 29,387,674 shares of Common Stock outstanding as of July 30, 2021, according to the Form 10-Q filed by the Issuer with the SEC on August 6, 2021.

SCHEDULE 13D

CUSIP No. 92531L207	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON Andrew M. Bursky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,700,646(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,700,646(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,700,646(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.19%(2)
14	TYPE OF REPORTING PERSON IN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 29,387,674 shares of Common Stock outstanding as of July 30, 2021, according to the Form 10-Q filed by the Issuer with the SEC on August 6, 2021.

SCHEDULE 13D

CUSIP No. 92531L207	Page 11 of 16 Pages

1	NAME OF REPORTING PERSON Timothy J. Fazio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,700,646 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,700,646 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,700,646 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.19%(2)
14	TYPE OF REPORTING PERSON IN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 29,387,674 shares of Common Stock outstanding as of July 30, 2021, according to the Form 10-Q filed by the Issuer with the SEC on August 6, 2021.

This Amendment No. 10 (“Amendment No. 10”) amends the Schedule 13D filed on September 20, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on October 1, 2019 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D filed on October 10, 2019 (“Amendment No. 2”), Amendment No. 3 to the Schedule 13D filed on October 24, 2019 (“Amendment No. 3”), Amendment No. 4 to the Schedule 13D filed on December 3, 2019 (“Amendment No. 4”), Amendment No. 5 to the Schedule 13D filed on December 12, 2019 (“Amendment No. 5”), Amendment No. 6 to the Schedule 13D filed on February 5, 2020 (“Amendment No. 6”), Amendment No. 7 to the Schedule 13D filed on April 13, 2020 (“Amendment No. 7”), Amendment No. 8 to the Schedule 13D filed on December 17, 2020 (“Amendment No. 8”), and Amendment No. 9 to the Schedule 13D filed on July 12, 2021 (“Amendment No. 9”, and the Original Schedule 13D, as amended, the “Schedule 13D”), and relates to Class A common stock, par value $0.01 per share (“Common Stock”), of Verso Corporation (the “Issuer”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 10. Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

“Following the Proposal, the Reporting Persons continue to explore a possible transaction involving the Issuer. In connection with such possible transaction, on September 20, 2021, Atlas and the Issuer entered into a confidentiality agreement (the “Confidentiality Agreement”), regarding any non-public information that may be received by Atlas in connection with evaluating a possible transaction involving the Issuer.

The Confidentiality Agreement includes, among other things, a standstill provision (the “Standstill Provision”) that lasts from the date of the Confidentiality Agreement until the earlier of (i) December 31, 2021 and (ii) the date which is 10 business days prior to the director nomination deadline for the 2022 annual meeting of stockholders (the “Standstill Term”). The terms of the Standstill Provision provide, among other things, that during the Standstill Term, Atlas shall not, among other things: (a) acquire any (i) economic interest in, or voting securities of, the Issuer, (ii) direct or indirect rights, warrants or options to acquire, or securities convertible into or exchangeable for, any voting securities of the Issuer; (iii) swaps, hedges or other derivative agreements with respect to voting securities of the Issuer; or (iv) any material assets or properties of the Issuer; (b) make or become a “participant” in any “solicitation” of “proxies” (as such terms are used in the proxy rules under Section 14 of the Act) or consents to vote securities of the Issuer; (c) form, join or in any way participate in a “group” within the meaning of Section 13(d)(3) of the Act; (d) make any public announcement with respect to, or solicit or submit a proposal for any extraordinary transaction involving the Issuer (including any merger, business combination, tender or exchange offer, or recapitalization), (e) seek the removal of any member of the Board, nominate any person as a director who is not nominated by the then-incumbent directors, convene a meeting of the stockholders of the Issuer or propose any matter to be voted upon by the stockholders of the Issuer, (f) propose to amend, waive or terminate the Standstill Provision, contest the validity or enforceability of the Confidentiality Agreement or seek a release from the restrictions therein, in each case which would reasonably be expected to result in a public announcement; or (g) announce or enter into any arrangement to do any of the actions restricted or prohibited by the Standstill Provision.

The Standstill Term automatically terminates if: (A) any person or group enters into a definitive agreement with the Issuer to acquire, or a bona fide third-party commences a tender or exchange offer for, more than 50% of the outstanding capital stock or 50% of the consolidated assets of the Issuer (and, in the case of a tender or exchange offer, the Board fails to publicly recommend against such offer within 10 business days of the commencement thereof); (B) the Issuer enters into a definitive agreement to effectuate a transaction that requires approval of its stockholders; or (C) the Issuer or any of its subsidiaries files for protection pursuant to applicable bankruptcy or similar laws for the protections of debtors.

The Confidentiality Agreement also contains customary non-solicitation and non-interference provisions that last for a period of six months from the date of the Confidentiality Agreement.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Items 6 of the Schedule 13D is hereby amended and supplemented as follows:

“On September 20, 2021, Atlas and the Issuer entered into the Confidentiality Agreement defined and described in Item 4 above. Item 4 of this Amendment No. 10 is hereby incorporated by reference as if set forth herein in its entirety.”

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2021	Lapetus Capital II LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Vice President

Dated: September 21, 2021	Atlas Capital Resources II LP

By: Atlas Capital GP II LP, its general partner

By: Atlas Capital Resources GP II LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: September 21, 2021	Atlas Capital GP II LP

By: Atlas Capital Resources GP II LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: September 21, 2021	Atlas Capital Resources GP II LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: September 21, 2021	Lapetus Capital III LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Vice President

Dated: September 21, 2021	Atlas Capital Resources III LP

By: Atlas Capital GP III LP, its general partner

By: Atlas Capital Resources GP III LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: September 21, 2021	Atlas Capital GP III LP

By: Atlas Capital Resources GP III LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: September 21, 2021	Atlas Capital Resources GP III LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: September 21, 2021	/s/ Andrew M. Bursky
Andrew M. Bursky

Dated: September 21, 2021	/s/ Timothy J. Fazio
Timothy J. Fazio